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                            September 18, 2023

       Shaofang Weng
       Chief Executive Officer
       Planet Image International Ltd
       No. 756 Guangfu Road
       Hi-tech Development Zone
       Xinyu City, Jiangxi Province
       People   s Republic of China

                                                        Re: Planet Image
International Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed September 8,
2023
                                                            File No. 333-263602

       Dear Shaofang Weng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1

       General

   1. We note the changes you made to your disclosure appearing on the cover page, Prospectus
                                                        Summary and Risk Factor
sections relating to legal and operational risks associated with operating in China and
PRC regulations. It is unclear to us that there have been changes in the regulatory
environment in the PRC since the amendment that was filed on June 7,
                                                        2023, warranting
revised disclosure to mitigate the challenges you face and related disclosures. The Sample
Letters to China-Based Companies sought specific disclosure
                                                        relating to the risk
that the PRC government may intervene in or influence your operations at any time, or may
exert control over operations of your business, which could result in
 Shaofang Weng
Planet Image International Ltd
September 18, 2023
Page 2
      a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the
term    control
      (including the terms    controlling,       controlled by,    and    under
common control with   ) as
      defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
      to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample
      Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the significant degree of influence any changes in applicable PRC laws and regulations implemented by PRC regulatory authorities have over the manner in which the PRC subsidiaries must conduct their business activities conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 7, 2023.
       You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                            Sincerely,
FirstName LastNameShaofang Weng
                                                            Division of
Corporation Finance
Comapany NamePlanet Image International Ltd
                                                            Office of Energy &
Transportation
September 18, 2023 Page 2
cc:       Cindy Li, Esq.
FirstName LastName